================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 SCHEDULE TO
                               Amendment No. 1
                                (Rule 13e-4)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                NETOPIA, INC.
   (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options Under Netopia, Inc. 1996 Stock Option Plan to Purchase Common Stock,
                          Par Value $.001 Per Share
                       (Title of Class of Securities)

                                 64114K 10 4
                    (CUSIP Number of Class of Securities)
                          (Underlying Common Stock)

                               ALAN B. LEFKOF
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NETOPIA, INC.
                          2470 MARINER SQUARE LOOP
                       ALAMEDA, CALIFORNIA 94501-1095
                               (510) 814-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                  COPY TO:
                            C. KEVIN KELSO, ESQ.
                             FENWICK & WEST LLP
                             2 PALO ALTO SQUARE
                         PALO ALTO, CALIFORNIA 94306
                               (650) 494-0600

                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation*                           Amount Of Filing Fee**
--------------------------------------------------------------------------------
          $2,230,582                                         $446.12
--------------------------------------------------------------------------------

  * Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 1,744,414 shares of common stock of Netopia, Inc. having an aggregate value of $2,230,582 as of April 30, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction valuation.

 ** Previously paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:  Not applicable.
             Form or Registration No.:  Not applicable.
             Filing party:  Not applicable.
             Date filed:  Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [_] third party tender offer subject to Rule 14d-1.
        [X] issuer tender offer subject to Rule 13e-4.
        [_] going-private transaction subject to Rule 13e-3.
        [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed by Netopia, Inc. (the "Company") with the Securities and Exchange Commission on May 1, 2001 (the "Schedule TO"), relating to an offer by the Company to its employees who regularly work more than 30 hours per week, and to its directors, to exchange all options to purchase shares of the Company's common stock that are outstanding under the Netopia, Inc. 1996 Stock Option Plan (the "Plan") with an exercise price about $10.00 per share, for new options to purchase shares of common stock to be granted by the Company under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO and the related Letter of Transmittal that was filed as Exhibit (a)(2) to the Schedule TO.

  This Amendment No. 1 amends and supplements the Schedule TO, and the Offer to Exchange, in order to:

  (i) revise the Offer to Exchange to eliminate the condition described in subparagraph (v) under Item 6;

  (ii) revise the Offer to Exchange to include a reference that the Company will deliver a written confirmation to optionees electing to participate in the Offer to Exchange, indicating that the elected options have been cancelled and that the optionee will receive a new option upon the replacement grant date, subject to the other conditions described in the Offer to Exchange;

  (iii) revise the Offer to Exchange to indicate that unless the Company extends the offer, the replacement grant date for the new options will be between December 5, 2001 and December 31, 2001;

  (iv) file as Exhibit (a)(8) an Amended and Restated Offer to Exchange incorporating the above-referenced changes;

  (v) file as Exhibit (a)(9) a form of email message from David A. Kadish to optionees, transmitting the Amended and Restated Offer to Exchange; and

  (vi) file as Exhibit (a)(10) the form of confirmation to be delivered by the Company to optionees electing to participate in the offer to exchange, indicating that the elected options have been cancelled and that the optionee will receive a new option upon the replacement grant date, subject to conditions described in the Offer to Exchange.

ITEM 1.   SUMMARY TERM SHEET.

  The information set forth under "Summary Term Sheet" in the Amended and Restated Offer to Exchange, attached hereto as Exhibit (a)(8) (as the same may be amended from time to time, the "Offer to Exchange"), is incorporated herein by reference.

  All references to the Offer to Exchange in the Schedule TO shall mean the Offer to Exchange as defined herein.

ITEM 12.  EXHIBITS.

  (a) (1)  Offer to Exchange, dated May 1, 2001.*

      (2)  Form of Letter of Transmittal.*

      (3)  E-mail communication to Netopia, Inc. employees dated May 1, 2001.*

      (4)  Form of Letter to Eligible Option Holders.*

      (5) Netopia, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 21, 2000 (incorporated herein by reference).

      (6) Netopia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 6, 2001 (incorporated herein by reference).

      (7) Netopia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 (incorporated herein by reference).

      (8)  Amended and Restated Offer to Exchange.

      (9) Form of email message from David A. Kadish to optionees, transmitting the Amended and Restated Offer to Exchange.

      (10) Form of written confirmation to option holders electing to participate in the Offer to Exchange.

  (b) Not applicable.

  (d) (1) Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-3868) (the "Form S-1")).

      (2) Form of Option Agreement Pursuant to the Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-1).

  (g) Not applicable.

  (h) Not applicable.


*  Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


                                 Netopia, Inc.

                                 /s/ ALAN B. LEFKOF
                                 ------------------
                                 Alan B. Lefkof,
                                 PRESIDENT AND CHIEF EXECUTIVE OFFICER


Date: May 17, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                               DESCRIPTION
-------      ----------------------------------------------------------------------------------------
(a)(1)       Offer to Exchange, dated May 1, 2001.*

(a)(2)       Form of Letter of Transmittal.*

(a)(3)       E-mail communication to Netopia, Inc. employees dated May 1, 2001.*

(a)(4)       Form of Letter to Eligible Option Holders.*

(a)(5)       Netopia, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 21, 2000 (incorporated herein by reference).

(a)(6)       Netopia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31,
             2000, filed with the Securities and Exchange Commission on February 6, 2001 (incorporated herein by reference).

(a)(7)       Netopia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 (incorporated herein by reference).

(a)(8)       Amended and Restated Offer to Exchange.

(a)(9)       Form of email message from David A. Kadish to optionees, transmitting the Amended and Restated Offer to Exchange.

(a)(10)      Form of written confirmation to option holders electing to participate in the Offer to
             Exchange.

(b)          Not applicable.

(d)(1)       Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-3868) (the "Form S-1")).

(d)(2)       Form of Option Agreement Pursuant to the Netopia, Inc. 1996 Stock Option Plan
             (incorporated herein by reference to Exhibit 10.2 to the Form S-1).

(g)          Not applicable.

(h)          Not applicable.

* Previously filed.